Exhibit 99.1

Consolidated Financial Results For

the Nine-Month Period Ended

September 30, 2018

[Japanese GAAP]

November 9, 2018

Company name:	PEPPER FOOD SERVICE Co., Ltd.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	3053
URL:	https://www.pepper-fs.co.jp/
Representative:	Kunio Ichinose, Representative Director, President and Chief Executive Officer
Contact:	Hiroto Saruyama, General Manager of the General Affairs Department
Tel:	+81-3-3829-3210

Date of filing of the quarterly Securities Report: November 9, 2018

Scheduled date of commencement of dividend payment : —

Supplementary materials for quarterly financial results : None

Briefing on the quarterly financial results: None

(Millions, rounded down to the nearest million)

1.	Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending December 31, 2018 (from January 1, 2018 to September 30, 2018)

(1)	Consolidated Operating Results

	(Percentages represent changes from the same period in the previous year)

	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Shareholders of the Parent Company
Nine-month period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2018	45,023	79.7	2,394	42.0	2,430	42.9	1,156	21.8
September 30, 2017	25,058	—	1,686	—	1,701	—	949	—

(Note)	1.	Comprehensive income
		Nine-month period ended September 30, 2018 ¥1,130 million [18.6%]
		Nine-month period ended September 30, 2017 ¥953 million [— %]
	2.	Quarterly consolidated financial statements were created from the first quarter of fiscal year ending December 31, 2017. Therefore, no information regarding the same period of the previous year can be provided.

	Net Earnings per Share	Diluted Earnings per Share
Nine-month period ended	Yen	Yen
September 30, 2018	55.75	53.66
September 30, 2017	47.44	45.50

(Note)

A 2-for-1 stock split was conducted with an effective date of September 1, 2017. Therefore, the amount of net earnings per share and the amount of diluted earnings per share are calculated on the basis that such stock split was conducted at the beginning of the previous fiscal year.

(2)	Consolidated Financial Position

	Total Assets	Net Assets	Equity Ratio
As of	Millions of yen	Millions of yen	%
September 30, 2018	23,321	4,996	20.6
December 31, 2017	15,798	4,286	26.7

(Reference) Shareholder’s Equity

As of September 30, 2018 ¥4,811 million

As of December 31, 2017 ¥4,215 million

2.	Dividends

	Dividend per Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal year ending December 31, 2017	—	20.00	—	15.00	—
Fiscal year ending December 31, 2018	—	15.00	—
Fiscal year ending December 31, 2018 (Forecast)				15.00	30.00

(Note)	1.	Revision of dividend forecast from the latest announcement: None
	2.	Breakdown of dividends at the end of the second quarter of fiscal year 2017: Regular dividend, ¥10 per share; Commemorative dividend for listing on the Second Section of the Tokyo Stock Exchange, ¥10 per share; Breakdown of dividends at the end of fiscal year 2017: Regular dividend, ¥5 per share; Commemorative dividend for listing on First Section of the Tokyo Stock Exchange, ¥10 per share
	3.	A 2-for-1 stock split was conducted with an effective date of September 1, 2017. With regard to the Company’s results for the second quarter of fiscal year 2017, the dividend amount listed reflects the value before the stock split.

3.	Consolidated Financial Forecasts for the Fiscal Year Ending December 31, 2018 (from January 1, 2018 to December 31, 2018)

	(Percentages represent year-on-year changes)

	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Shareholders of the Parent Company		Net Income per Share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Full year	62,932	73.7	4,033	75.5	4,037	73.8	2,511	88.5	120.74

Note:	Changes from the latest consolidated forecasts: None

Notes:

(1)	Changes in important subsidiaries during the nine-month period ended September 30, 2018 (changes in the scope of consolidation): None

(2)	Application of specific accounting treatments for preparation of the quarterly consolidated financial statements: None

(3)	Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards	: Yes
2) Changes in accounting policies other than the above 1)	: None
3) Changes in accounting estimates	: None
4) Restatements	: None

(4)	Number of issued and outstanding shares (common stock)

1)	Number of issued and outstanding shares (including treasury stocks)

Third quarter ended September 30, 2018 : 20,802,800 shares

Fiscal year ended December 31, 2017 : 20,620,200 shares

2)	Number of treasury stock

Third quarter ended September 30, 2018 : 220 shares

Fiscal year ended December 31, 2017 : 220 shares

3)	Average number of issued and outstanding shares during the nine-month period

Nine-month period ended September 30, 2018 : 20,737,206 shares

Nine-month period ended September 30, 2017 : 20,016,091 shares

*	These consolidated financial results for the quarter fall outside the scope of quarterly review by certified public accountants

*	Appropriate use of business forecasts; other special matters

•

The forecasts for results of operations in this report are based on information currently available to PEPPER FOOD SERVICE CO., LTD. and assumptions determined to be reasonable, and actual results may differ significantly from the forecasts due to various factors.

1.	Qualitative Information regarding the Financial Results for the Quarter

(1)	Analysis of Business Performance

During the first nine months of the current fiscal year, the Japanese economy was in a moderate recovery trend due to higher corporate earnings and improved employment as a result of various government policies and other factors, yet the outlook for the Japanese economy remains unclear due to the growing uncertainty for the world economy due to factors such as the emergence of protectionism as seen in the trade friction between China and the U.S.

As for the restaurant industry, despite moderate improvement in consumer spending, the business environment remains difficult due to the rise in personnel expenses resulting from the labor shortage and intensified competition from other types of businesses such as convenience stores.

Under such circumstances, according to the basic precept of our group, “A life with challenges brings a brighter future,” we are undergoing a business expansion with the goal of opening 18 new Pepper Lunch restaurants and 200 new Ikinari! Steak restaurants (80 directly-owned and 120 franchise restaurants) for the current fiscal year. We have also made ongoing efforts to strengthen our systems that enable us to provide safe and reliable products to our customers.

In addition, since September 27, 2018, our Company has been listed on the U.S. NASDAQ Stock Exchange as the first Japanese restaurant chain to issue American Depository Receipts (ADR).

As a result of these business activities, net sales for the first nine months of the current fiscal year were ¥45,023 million (an increase of 79.7% over the same period of the previous year), operating income was ¥2,394 million (an increase of 42.0% over the same period of the previous year), ordinary income was ¥2,430 million (an increase of 42.9% over the same period of the previous year), and net income attributable to shareholders of the parent company was ¥1,156 million (an increase of 21.8% over the same period of the previous year).

Performance by segment is as follows:

①	Pepper Lunch Business

In the Pepper Lunch Business, we launched specific items for take-out only at 12 of our restaurants in August: our “Delicious! Plus! Large Beef Pepper Rice” and our “Large Sirloin Steak.” We are gradually rolling out this service at our other restaurants.

With regard to the overseas Pepper Lunch Business, we finalized a franchise agreement with Rann Foods, Inc. in July 2018 and will open our first Pepper Lunch restaurant in Guam (a U.S. territory) in November 2018. Equipment sales and other revenue generated from the opening of new restaurants, royalty income, etc. totaled ¥280 million (an increase of 13.0% over the same period of the previous year).

As a result, net sales for the first nine months of the current fiscal year were ¥5,628 million (an increase of 8.0% over the same period of the previous year) and segment profit was ¥1,002 million (an increase of 2.6% over the same period of the previous year). In addition, 30 new Pepper Lunch restaurants opened this quarter (including 24 overseas restaurants), bringing the total number of Pepper Lunch restaurants to 456.

②	Restaurants Business

In the Restaurant Business, we have worked to improve sales and profits at our existing restaurants. At the “Sumiyaki Steak Kuni” restaurants in Akasaka and Ryogoku, we continuously hold a monthly social event called the “Evening to Enjoy Delicious Steaks” with initiatives to improve our brand image.

However, there were also restaurants that closed or had changes in business conditions, and net sales for the first nine months of the current fiscal year were ¥1,144 million (a decrease of 28.1% from the same period of the previous year) and segment profit was ¥82 million (a decrease of 26.9% from the same period of the previous year). In addition, the total number of restaurants in the Restaurant Business is now 16.

③	Ikinari! Steak Business

With regard to the Ikinari! Steak Business, we participated in “TBS Summer Sacas 2018 Digital & Gourmet Park” held at Akasaka Sacas (from July 14 to September 2) by opening a restaurant for the fourth consecutive year.

In addition, our Company and Japan Airlines Corporation (JAL) entered into a business agreement whereby JAL frequent flyer miles can be transferred into Niku Money (9,000 JAL miles is equivalent to 10,000 yen in Niku Money).

In a promotion to celebrate the opening of our 300th Ikinari Steak restaurant, we held a special sale of our 300g Wild Steak for 1,000 yen each (excluding consumption tax) for a limited period of 3 days (from August 6 to August 8). In a second promotion, we sold three types of our rib roast steaks at a special price for 7 days (from September 3 to September 9).

We collaborated with Zozo, Inc “ZOZOTOWN” to launch a campaign offering coupons (from September 10 to September 30).

As a result of these business activities, net sales for the first nine months of the fiscal year were ¥38,113 million (an increase of 109.4% for the same period of the previous year), segment profit was ¥3,657 million (an increase of 103.8% over the same period of the previous year) and the total number of Ikinari! Steak restaurants is now 335.

④	Products Business

We sell food products online such as our tonkatsu sauce, frozen pepper rice, frozen hamburger steak and Ikinari! Steak™ set that customers can enjoy at home. We also receive royalty income from sales of products such as Ikinari snacks in collaboration with other companies. Net sales for the first nine months of the fiscal year were ¥136 million (an increase of 166.5% over the same period of the previous year) and segment profit was ¥14 million (an increase of 514.1% over the same period of the previous year).

(2)	Analysis of Financial Conditions

At the end of the first nine months of the current fiscal year, total assets were ¥23,321 million, up ¥7,523 million from the end of the previous fiscal year. This was primarily due to an increase of ¥1,288 million in Cash and cash equivalents, an increase of ¥652 million in Trade accounts receivable, an increase of ¥3,528 million in Property, plant and equipment, net, and an increase of ¥507 million in Lease deposits receivable.

Total liabilities were ¥18,325 million, up ¥6,813 million from the end of the previous year. This was mainly due to an increase of ¥2,374 million in Accounts payable, an increase of ¥626 million in Accounts payable-other, an increase of ¥617 million in Deposit liabilities, and an increase of ¥1,810 million in payable.

Net assets were ¥4,996 million, up ¥709 million from the end of the previous year. This was largely due to an increase of ¥1,156 million in Net Income Attributable to owners of the parent and ¥621 million in surplus distributed as dividends. Retained earnings increased by ¥534 million, and Share capital and Share premium increased by ¥43 million respectively due to the exercise of stock acquisition rights. Additionally, the capital equity ratio decreased by 6.1 points from the end of the previous fiscal year to 20.6%.

(3)	Explanation for Future Projections such as Consolidated Earnings Forecast

There is no change in the consolidated earnings forecast from the full-year consolidated earnings forecast announced in the “Consolidated Financial Results for the Fiscal Year ending December 2017” on February 14, 2018.

2.	Matters for Summary Information (Notes)

(1)	Changes in Accounting Policy

(Application of the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions, etc.”)

With the ability to apply “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions” (Practical Issues Task Force Notice No. 36, January 12, 2018, hereinafter, “PITF No. 36”) from the date of its release, we decided to apply PITF No. 36 from date of its release and with regard to transactions granting funded stock acquisition rights with vesting conditions to employees and other parties, we decided to proceed with an accounting process complying with “Accounting Standards for Stock Options, Etc.” (Accounting Standards Board of Japan Statement No. 8, December 27, 2005).

However, there is a transitional period provided for in Article 10(3) of PITF No. 36, so we continue to proceed with the previous accounting treatment of transactions granting funded stock acquisition rights with vesting conditions to employees and other parties that occurred before the day on which PITF No. 36 took effect.

We consider the amount of impact of this change to be insignificant.

(2)	Additional Information

(Application of Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions)

Given that there is a transitional period provided for in Article 10(3) of PITF No. 36 (see above), we continue to proceed with the previous accounting treatment of transactions granting funded stock acquisition rights with vesting conditions to employees and other parties that occurred before the day on which PITF No. 36 took effect.

1.	Overview of Transactions Granting Employees and Other Parties Stock Options for Consideration Subject to Vesting Conditions

(1)	Content of Stock Acquisition Rights, which involve Considerations, with Vesting Conditions

	June 27, 2013 Resolution of the Board of Directors Stock Options	October 14, 2014 Resolution of the Board of Directors Stock Options	September 28, 2015 Resolution of the Board of Directors Stock Options	June 14, 2016 Resolution of the Board of Directors Stock Options
Type and number of beneficiaries (of the Company)	Directors 4 Corporate auditors 2 Employees 66	Directors 5 Corporate auditors 2 Employees 91	Directors 8 Corporate auditors 2 Employees 119	Directors 9 Corporate auditors 2 Employees 119
Number of stock options by class of stock (Note 1)	Common stock 547,800 shares	Common stock 864,000 shares	Common stock 533,000 shares	Common stock 435,800 shares
Date granted	July 16, 2013	October 31, 2014	October 14, 2015	June 30, 2016
Vesting conditions	Note 2	Note 3	Note 4	Note 5
Required employment period before vesting	Not determined	Not determined	Not determined	Not determined
Exercise period	From February 17, 2014 to February 16, 2017	From April 1, 2015 to March 31, 2018	From April 1, 2016 to April 30, 2019	From April 1, 2017 to March 31, 2020

NOTES:

1.

Converted to the number of shares following the stock splits. We split stocks at ratios of 100 shares per share as of July 1, 2013, three shares per share as of July 1, 2015 and two shares per share as of September 1, 2017.

2.	(1)

A holder of stock acquisition rights may exercise his or her rights only when the cumulative amount of operating income in the audited statement of profit and loss (or the consolidated financial statements, if consolidated financial statements have been prepared) for the fiscal year ending December 2013 through to fiscal year ending December 2014 exceeds ¥267 million yen. Note that if there are any significant changes in the nature of items to which reference should be made under the application of International Financial Reporting Standards (IFRS), the parameters to which there should be separate reference shall be specified by the Board of Directors.

(2)

Even if the condition specified in (1) above is met, the stock acquisition rights shall become void if the closing stock price of common stock of our group on the Tokyo Stock Exchange (TSE) is lower than the following thresholds (the “Exercise Threshold”), at any point during the period stipulated, relative to ¥852 (i.e., the closing price of common stock on the date before the resolution of our Group’s Board of Directors concerning the issue of the stock acquisition rights, hereinafter the “Underlying Stock Price,” amounts are rounded down to the nearest yen) for the following respective periods.

(i)	From July 16, 2013 to February 14, 2014:

The Exercise Threshold is 50% of the Underlying Stock Price when the amount of operating income in the audited statement of profit and loss (or the consolidated financial statements, if consolidated financial statements have been prepared) for the fiscal year ending December 2013 exceeds ¥267 million.

(ii)	From July 16, 2013 to February 13, 2015:

The Exercise Threshold is 50% of the Underlying Stock Price when the amount of operating income in the audited statement of profit or loss (or the consolidated financial statements, if consolidated financial statements have been prepared) for the fiscal years from 2013 through 2014 exceeds ¥267 million yen.

(3)	Holders of stock acquisition rights must be directors, corporate auditors or employees of our Company or affiliated companies when exercising such rights.
(4)	Heirs of stock acquisition rights are not allowed to exercise such rights.
(5)

If the number of outstanding shares exceeds the number of authorized shares at the time of attempting to exercise his or her stock acquisition rights, the holder of stock acquisition rights will be unable to exercise them.

(6)	Stock acquisition rights for less than one share unit cannot be exercised.

3.	(1)

A holder of stock acquisition rights can exercise his or her rights only when the cumulative amount of operating income in the audited consolidated statement of profit or loss (or the consolidated financial statements, if consolidated financial statements have been prepared) in our Company’s annual securities report for the fiscal year ending December 2015 through to the fiscal year ending December 2016 exceeds ¥572 million. Note that if there are any significant changes in the nature of operating income to which reference should be made under the application of International Financial Reporting Standards (IFRS), the parameters to which there should be separate reference shall be specified by the Board of Directors.

(2)

Holders of the stock acquisition rights must be directors, corporate auditors or employees of our Company or affiliated companies (companies connected through capital ties with our Company, which includes our subsidiaries). This does not apply, however, to the exercise of such rights where the holder is no longer in such a position because he or she has retired at the mandatory retirement age, at the end of his or her term, or for some other valid reason.

(3)	Heirs to stock acquisition rights are not allowed to exercise such rights.
(4)

If the number of outstanding shares exceeds the number of authorized shares at the time of attempting to exercise his or her stock acquisition rights, the holder of stock acquisition rights will be unable to exercise them.

(5)	Stock acquisition rights for less than one share unit cannot be exercised.

4.	(1)

A holder of stock acquisition rights can exercise his or her rights only when the amount from operating income in the audited consolidated statement of profit or loss (or the unconsolidated statements, if consolidated financial statements have not been prepared) in our Company’s annual securities report for the fiscal year ending December 2015 exceeds ¥754 million. In addition, if there are any significant changes in the nature of operating income to which reference should be made under the application of International Financial Reporting Standards (IFRS), the Company shall within reasonable limits deem parameters to which there should be separate reference be specified by the Board of Directors.

(2)

Even if the condition specified in (1) above is met, the stock acquisition rights shall become void if the average closing stock price of our Company’s common stock on the TSE for any five consecutive business days (excluding days without closing prices) is lower than 60% of the exercise price (amounts are rounded down to the nearest yen), at any point during the period from the allotment date to the expiration date of the stock acquisition rights.

(3)

Holders of the stock acquisition rights must be directors, corporate auditors or employees of our Company or affiliated companies (meaning affiliated companies as prescribed in the rules concerning the terms, forms and method of creation of financial statements, etc.). This does not apply, however, to the exercise of rights where the holder is no longer in such a position because he or she has retired at the mandatory retirement age, at the end of his or her term, or for some other valid reason.

(4)	Heirs to stock acquisition rights are not allowed to exercise such rights.
(5)

If the number of outstanding shares exceeds the number of authorized shares at the time of attempting to exercise his or her stock acquisition rights, the holder of stock acquisition rights will be unable to exercise them.

(6)	Stock acquisition rights for less than one share unit cannot be exercised.

5.	(1)

A holder of stock acquisition rights can exercise the stock acquisition rights only when the amount of net sales in the audited statement of profit or loss (or the consolidated statement of profit or loss, if any) in our Company’s annual securities report for the fiscal year ending December 2016 exceeds ¥23,200 million yen and operating profit exceeds ¥1,031 million yen. In addition, if there are any significant changes in the nature of operating income to which reference should be made under the application of International Financial Reporting Standards (IFRS), the Company shall within reasonable limits deem parameters to which there should be separate reference be specified by the Board of Directors.

(2)

Even if the condition specified in (1) above is met, the stock acquisition rights shall become void if the average closing stock price of our Company’s common stock on the TSE for any five consecutive business days is lower than 60% of the exercise price (amounts are rounded down to the nearest yen), at any point during the period from the allotment date to the expiration date of the stock acquisition rights.

(3)

Holders of the stock acquisition rights must be directors, corporate auditors or employees of our Company or affiliated companies (companies connected through capital ties with our Company, which includes our subsidiary). This does not apply, however, to the exercise of rights where the holder is no longer in such a position because he or she has retired at the mandatory retirement age, at the end of his or her term, or for some other valid reason.

(4)	Heirs to stock acquisition rights are not allowed to exercise such rights.
(5)

If the number of outstanding shares exceeds the number of authorized shares at the time of attempting to exercise his or her stock acquisition rights, the holder of stock acquisition rights will be unable to exercise them.

(6)	Stock acquisition rights for less than one share unit cannot be exercised.

(2)

The volume and the movement of transactions granting funded stock acquisition rights with vesting conditions to employees and other parties. The number of stock options that existed during the first nine months of this fiscal year, converted into the number of shares, is as follows:

①	Number of stock options

	October 14, 2014 Resolution of the Board of Directors Stock Options	September 28, 2015 Resolution of the Board of Directors Stock Options
Before vesting (shares)
End of the previous fiscal year	—	—
Granted	—	—
Expired	—	—
Vested	—	—
Not vested	—	—
After vesting (shares)
End of the previous fiscal year	120,000	242,000
Vested	—	—
Exercised	112,200	70,400
Expired	7,800	2,000
Unexercised	—	169,600

Note: Number of stock options converted into number of shares. Stocks were split at a ratio of three shares per share as of July 1, 2015 and at a ratio of two shares per share as of September 1, 2017.

② Share price

	October 14, 2014 Resolution of the Board of Directors Stock Options	September 28, 2015 Resolution of the Board of Directors Stock Options
Exercise price (yen)	465	488
Average share price at the date of exercise (yen)	4,691.1	5,102.3

2.	Overview of accounting policy

When stock acquisition rights are issued, the amount that accompanies the issuance of stock acquisition rights will be recorded as stock acquisition rights in Net Assets. When stock acquisition rights are exercised, and new stocks are issued, the amount that accompanies the issuance of stock acquisition rights and the amount that accompanies the exercise of stock acquisition rights will be transferred to capital stock and capital surplus reserve, respectively.

When stock acquisition rights have expired, the amount that corresponds to the expiration will be recorded as income within that accounting period.

3.	Consolidated Financial Statements for the Third Quarter and Important Notes

(1)	Consolidated Financial Position Statement for the Third Quarter

	(Thousands of yen)
	Previous fiscal year (ended December 31, 2017)	First nine months (ended September 30, 2018)
Assets
Current assets
Cash and cash equivalents	4,395,447	5,683,556
Trade accounts receivable	1,507,075	2,159,959
Merchandise	258,732	410,697
Supplies	90,332	156,895
Deferred tax assets	57,945	147,697
Others	1,613,388	1,827,652
Allowance for doubtful accounts	-568	-475

Total current assets	7,922,354	10,385,983

Non-current assets
Tangible fixed assets
Property, plant and equipment	5,394,770	9,426,372
Accumulated depreciation	-1,105,744	-1,609,008

Property, plant and equipment, net	4,289,025	7,817,364

Others	1,941,030	2,572,513
Accumulated depreciation	-751,085	-923,821

Others, net	1,189,945	1,648,692

Total tangible fixed assets	5,478,971	9,466,056

Intangible assets	95,966	112,771
Investments and other assets
Lease deposits receivable	2,007,057	2,514,618
Others	305,860	853,623
Allowance for doubtful accounts	-11,573	-11,188

Total investments and other assets	2,301,344	3,357,053

Total non-current assets	7,876,282	12,935,881

Total Assets	15,798,636	23,321,864

	(Thousands of yen)
	Previous fiscal year (Ended December 31, 2017)	First nine months (Ended September 30, 2018)
Liabilities
Current liabilities
Accounts payable	4,424,442	6,799,017
Current portion long-term loan payable	1,091,898	1,871,496
Accounts payable-other	996,703	1,623,262
Income tax payables	787,218	1,026,081
Deposit liabilities	711,855	1,329,338
Allowance for bonuses	—	132,300
Assets retirement obligations	12,521	513
Others	870,997	1,203,488

Total current liabilities	8,895,637	13,985,497

Non-current liabilities
Long-term loan payables	1,438,523	2,469,717
Deposit liabilities	718,435	1,079,182
Asset retirement obligations	302,486	573,124
Others	156,726	217,651

Total non-current liabilities	2,616,171	4,339,676

Total Liabilities	11,511,809	18,325,173

Net Assets
Shareholders’ equity
Share capital	1,485,475	1,529,016
Share premium	765,988	809,529
Retained earnings	1,952,970	2,487,965
Treasury shares	-129	-129

Total shareholders’ equity	4,204,304	4,826,381

Accumulated other comprehensive income
Valuation difference on available-for-sale securities	1,152	-314
Foreign exchange translation adjustments	9,800	-14,463

Total accumulated other comprehensive income	10,953	-14,778

Stock options	71,569	185,087

Total Net Assets	4,286,827	4,996,691

TOTAL NET ASSETS AND LIABILITIES	15,798,636	23,321,864

(2)	Consolidated Statement of Profit and Loss for the Third Quarter and Consolidated Statement of Comprehensive Income for the Third Quarter

Consolidated Statement of Profit and Loss for the nine-month period ended September 30

	(Thousands of yen)
	For the nine-month period ended September 30, 2017	For the nine-month period ended September 30, 2018

	(January 1, 2017 to September 30, 2017)	(January 1, 2018 to September 30, 2018)
Net sales revenue	25,058,611	45,023,048
Cost of sales	13,873,127	25,797,770

Gross profit	11,185,484	19,225,277

Selling, general, and administrative expenses	9,499,357	16,830,538

Operating profit	1,686,127	2,394,739

Non-Operating Income
Interest income	122	1,349
Dividend income	86	180
Sponsorship income	11,138	13,904
Prepaid card balances	18,863	27,085
Foreign exchange gains	—	30,045
Others	15,676	11,129

Total Non-Operating Income	45,886	83,694

Non-Operating Expenses
Interest expenses	9,164	18,131
Foreign exchange losses	2,462	—
Loss on cancellation of rental contracts	7,200	—
Share issuance costs	777	7,978
Others	11,343	21,398

Total Non-Operating Expenses	30,948	47,508

Ordinary Income	1,701,066	2,430,925

Extraordinary Income
Gains on sales of non-current assets	1,589	22,783
Gains on reversal of subscription rights to shares	2,416	19

Total Extraordinary Income	4,005	22,803

Extraordinary Loss
Loss on disposals of non-current assets	15,789	2,473
Impairment losses	—	76,818

Total Extraordinary Losses	15,789	79,292

Profit before tax	1,689,282	2,374,437

Income taxes	788,901	1,423,367
Adjustment to Income Tax	-49,180	-205,084

Total Income Tax	739,721	1,218,283

Net Income for the Period	949,561	1,156,153

Net Income Attributable to Owners of the Parent	949,561	1,156,153

Consolidated Statement of Comprehensive Income for the nine-month period ended September 30

	(Thousands of yen)
	For the nine-month period ended September 30, 2017	For the nine-month period ended September 30, 2018

	(January 1, 2017 to September 30, 2017)	(January 1, 2018 to September 30, 2018)
Net Income for the Period	949,561	1,156,153
Other Comprehensive Income
Unrealized gains or losses on other securities	2,694	-1,467
Foreign exchange translation adjustments	933	-24,264

Total Other Comprehensive Income	3,627	-25,731

Comprehensive Income for the Period	953,189	1,130,422

(Breakdown)
Comprehensive income for the period attributable to Owners of the Parent	953,189	1,130,422

(3)	Notes to the Consolidated Financial Statements for the Third Quarter

(Notes regarding the Going Concern Assumption)

Not applicable.

(Notes on Significant Changes in the Amount of Shareholders’ Equity)

I	For the first nine months of the Previous Fiscal Year (from January 1, 2017 to September 30, 2017)

Dividends Paid

(Resolution)	Class of Stock	Total Amount of Dividends (Thousands of yen)	Dividend per Share (Yen)	Record Date	Payment Date	Dividend Source
March 29, 2017 General Shareholders’ Meeting	Common Stock	98,595	10.00	December 31, 2016	March 30, 2017	Retained Earnings
July 28, 2017 Board of Directors	Common Stock	201,425	20.00	June 30, 2017	September 8, 2017	Retained Earnings

(Note)	A 2-for-1 stock split was conducted with an effective date of September 1, 2017. Shares were issued based on the number of shares outstanding before the date of the stock split.

II	For the first nine months of the Current Fiscal Year (from January 1, 2018 to September 30, 2018)

Dividends Paid

(Resolution)	Class of Stock	Total Amount of Dividends (Thousands of yen)	Dividend per Share (Yen)	Date of Record	Payment Date	Dividend Source
March 29, 2018 General Shareholders’ Meeting	Common Stock	309,299	15.00	December 31, 2017	March 30, 2018	Retained Earnings
July 28, 2018 Board of Directors	Common Stock	311,858	15.00	June 30, 2018	September 7, 2018	Retained Earnings

(Business Segment Information, etc.)

[Business Segment Information]

I	For the first nine months of the Previous Fiscal Year (from January 1, 2017 to September 30, 2017)

1.	Information on Sales and Profit/ Loss for each reporting Business Segment

	(Thousands of yen)

	Reporting Business Segment				Total	Adjustments (Note 1)	Amount recorded in Consolidated Financial Statements for the quarter (Note 2)

	Pepper Lunch	Restaurants	Ikinari! Steak	Products
Sales
Sales to External Customers	5,210,741	1,591,728	18,204,804	51,336	25,058,611	—	25,058,611
Total	5,210,741	1,591,728	18,204,804	51,336	25,058,611	—	25,058,611
Segment Profit	977,086	112,909	1,794,327	2,365	2,886,688	-1,200,561	1,686,127

(Notes) 1.

A business segment profit adjustment of minus ¥1,200,561 thousand was recorded as corporate expenses not allocated to each segment. Such expenses are mostly general administrative expenses not attributable to reporting segments.

2.	Adjustment is made to operating income reported in the consolidated quarterly statement of income.

2.	Impairment losses from non-current assets and goodwill for each reporting segment

Not applicable.

II	For the first nine months of the Current Fiscal Year (from January 1, 2018 to September 30, 2018)

1.	Information on Sales and Profit/ Loss for each Reporting Business Segment

	(Thousands of yen)

	Reporting Business Segment				Total	Adjustments (Note 1)	Amount recorded in Consolidated Financial Statements for the quarter (Note 2)

	Pepper Lunch	Restaurants	Ikinari! Steak	Products
Sales
Sales to External Customers	5,628,371	1,144,645	38,113,220	136,809	45,023,048	—	45,023,048
Total	5,628,371	1,144,645	38,113,220	136,809	45,023,048	—	45,023,048
Segment profit	1,002,697	82,565	3,657,305	14,526	4,757,094	-2,362,355	2,394,739

(Notes) 1.

A business segment profit adjustment of minus ¥2,362,355 thousand was recorded and consists of corporate expenses not allocated to each business segment. Such expenses are mostly general administrative expenses not attributable to reporting business segments.

2.	Adjustment is made to operating income reported in the consolidated quarterly statement of income.

2.	Impairment losses from non-current assets and goodwill for each reporting business segment

					(Thousands of yen)

	Pepper Lunch	Restaurants	Ikinari! Steak	Products	Total	Amount recorded in Consolidated Financial Statements for the quarter
Impairment Loss	34,760	—	42,058	—	76,818	76,818

(Significant Subsequent Events)

None